Exhibit 99.2

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group +44-20-7332-4350 – or –
Bernard Compagnon Taylor Rafferty, London +44-20-7936-0400 – or –
James P Prout
Taylor Rafferty, New York +1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES THE 2004 HALF YEAR RESULTS FOR ITS SUBSIDIARY BANCO ESPIRITO SANTO (Unaudited)

Luxembourg/Portugal – July 27, 2004 – Espirito Santo Financial Group S.A. (Luxembourg and Euronext Lisbon: ESF) announces the 2004 half year results for its subsidiary Banco Espírito Santo ("BES").

HIGHLIGHTS

Net income for the first semester of 2004 reached euro 131.8 million, an increase of 14.3% (19.8% on a comparable basis), corresponding to annualized Return on Equity (ROE) of 13.4%.

Considerable growth of fees and commissions (28.4%), the outcome of the Group's positioning as financial services provider, as well as the reinforcement of service quality. Strong performance of corporate and investment banking (including project finance), bancassurance and asset management.

Net interest income flat compared to previous year (down by 0.5% on a like-for-like basis), notwithstanding the strong competitive environment and low level of interest rates.

Operating costs under control, rising by 4.3%, or 1.6% in real terms.

Prudent provisioning policy (charge of euro 179.5 million), due to the persistence of risks inherent to the current economic cycle.

Strong increase of customer funds (10.1%), notably in deposits (+8.2%), with a positive impact on the transformation ratio, which improved from 108% to 102%. Credit increased 8.6%, including securitized loans.

Comfortable solvency levels: Solvency ratio remains well above the levels recommended by supervision authorities; coverage of overdue loans over 90 days reached 156.1% (149.8% in June 2003). Fund for General Banking Risks increased from euro 126 million in December 2003 to euro 151 million in June 2004.

1.   ECONOMIC ENVIRONMENT

The first half of 2004 was characterized by a trend of gradual recovery in economic activity. Nevertheless, the world economy still faced a few setbacks, including a rise in the oil price to around USD 40 per barrel that contributed to inflation expectations in the main economic areas.

In the United States the labor market created 1.2 million jobs and core inflation rose from 1.1 % to 1.9%, leading the Federal Reserve to raise the target fed funds rate by 25 basis points to 1.25%. The Gross Domestic Product should have grown around 4% (annualized). Global economic recovery was also backed by the good performance of Asian economies, China rising by 9.6% year on year in the second quarter. Strong expansion in Chinese investment in the first half of the year put pressure on world commodities demand, impacting price evolution in the main economies.

In the Euro area, Gross Domestic Product rose 0.6% in the first quarter of 2004, backed by an increase of external demand and corporate investment, and is expected to reach a 0.5% growth in the second quarter. Inflation increased from 1.9% in January to 2.4% in June. Nevertheless, the European Central Bank kept the refi rate unchanged at 2%.

Despite the negative impact of the rising trend in oil prices, which was particularly sharp in May, the main stock market indices showed a positive performance. The Nasdaq rose by 2.22% while the Dow Jones fell by 0.18% and the S&P 500 increased 2.60%. In the Euro Area, the Paris CAC 40 rose 4.92% and the Madrid IBEX 35 4.41%, while the Frankfurt DAX was up by 2.64%.

In Portugal, Gross Domestic Product increased in the first quarter 0.6% in real terms. Private Consumption and Gross Fixed-Capital formation were up in the quarter by 0.5% and 2% respectively. The labor market stabilized during the first half of the year, while economic agents' confidence levels showed a gradual recovery. Prices continued to decelerate, with the year on year inflation rate decreasing from 3.1 % to 2.7%. Regarding the equity market, the PSI 20 rose by 9.48%.

2.   PRIOR NOTE TO THE ANALYSIS OF THE ACTIVITY AND RESULTS

As announced in due time, Banco Espírito Santo sold to Banque Sofinco its stake in Credibom – Sociedade Financeira para Aquisições a Crédito S.A.. As a result of this disposal, this entity was excluded from the consolidation scope of BES Group financial statements for 2004, although it was still included in the consolidated income statement for the first half of 2003. Therefore the results presented are not directly comparable.

Hence, whenever justified by circumstances, BES Group financial data will also be presented proforma.

3.   RESULTS AND PROFITABILITY

Consolidated net income reached euro 131.8 million, a year-on-year increase of 14.3%, or 19.8% on a comparable basis. Annualized return on equity (ROE) reached 13.4%, a significant performance considering the highly competitive environment and the current low level of interest rates.

INCOME STATEMENT

					euro million

			June
					Chg %
		2003	2003*	2004	proforma

	Net Interest Income	376.4	353.9	352.1	–0.5
+	Fees and Commissions	215.7	214.9	275.9	28.4
=	Commercial Banking Income	592.1	568.8	628.0	10.4
+	Capital Markets Results	104.5	104.5	96.9	–7.3
=	Banking Income	696.6	673.3	724.9	7.7
–	Operating Costs	356.2	348.9	363.7	4.3
+	Extraordinary Results and Other	40.2	39.8	–3.9	....
=	Gross Results	380.6	364.2	357.3	–1.9
–	Net Provisions	215.3	207.0	179.5	–13.3
	Credit	126.7	118.4	131.8	11.3
	Securities	–10.7	–10.7	6.0	....
	Other	99.3	99.3	41.7	–58.0
=	Income Before Taxes and Minorities	165.3	157.2	177.8	13.1
–	Income Tax	33.3	31.1	24.5	–21.2
–	Minority Interests	16.7	16.1	21.5	33.2
=	Net Income	115.3	110.0	131.8	19.8

*	Proforma excluding Credibom contribution

The evolution of the main items are aligned with the performance of the first quarter, notably strong growth of fees and commissions, flat net interest income, costs control and prudent provisioning policy.

The reduction of the Corporate Tax from 30% in 2003 to 25% had a positive impact in the effective tax rate, which decreased from 19.8% in the first half of 2003 to 13.8% in June 2004.

The good performance of the Group was supported across the board by the Group's operating units, particularly Banco Internacional de Crédito, BES Investimento, Crediflash (credit cards) and ESAF (investment funds).

3.1	Net Interest Income

Net interest income reached euro 352.1 million, a slight decrease year on year. The performance of net interest income in the period was constrained by the strong competitiveness in customer funds, negatively impacting time deposits spreads, and the low level of interest rates, that limit the capacity to make short term funds profitable, namely sight deposits.

The net interest margin for the period was 1.84%, which compares with 1.98% in the same period in 2003.

3.2   Fees and Commissions

The evolution of fees and commissions is the outcome of the positioning of BES Group as a global financial services provider. In fact, the 28.4% growth of fees and commissions was fuelled by refined segmentation (eg, the new commercial approach to affluent segment – BES 360°) and a set of initiatives geared to improving service quality and fostering loyalty in the customer base.

This performance is underpinned by traditional products (collections, custody of securities, account management, banking guarantees and commissions on loans), as well as by bancassurance, cards, asset management and investment banking activities, such as project finance and M&A.

The strong performance of fees and commissions fuelled the 10.4% growth of commercial banking income, boosting the commercial gross margin (commercial banking income / average financial assets) to 3.25%, from 3.16% in the June 2003.

The increase of the commercial banking income (+10.4%) vis-à-vis operating costs' growth is in line with the cost to income ex-markets objective set for 2006.

3.3     Capital Markets Results

The first half of the year was characterized by high volatility of interest rates: interest rates decreased in the first quarter, due to uncertainties about economic growth in the US, while the increase in the second quarter more than compensated that effect. Equity markets maintained the upward trend started in 2003, mainly driven by the increase in the first quarter. Foreign exchange market showed a high volatility, with euro reaching historical highs against USD in February.

Capital markets results showed again a high contribution to the banking income, underpinned by diversification and expectations on the evolution of the markets.

3.4   Operating Costs

Operating costs totaled euro 363.7 million in the period, an increase of 4.3% year on year, or 1.6% in real terms.

The increase in staff costs is related to the compulsory increase of the salaries included in the collective agreement for the banking sector (increase of 2.7% of the salaries plus automatic promotions), as well as to reinforced competencies in specific segments (notably BES 360°) and strong activity growth of some subsidiaries.

Admin costs increased 8.1%, influenced by one-off promotional investments related to marketing campaigns around the national football team (which is sponsored by BES) in connection to the Euro 2004, as well as to the launch of BES 360°. These non-recurrent expenses are already showing a positive effect in the evolution of higher value segments, namely in terms of activity growth and revenue increase in BES 360° segment.

OPERATING COSTS

				euro million

	June
				Chg %
	2003	2003 *	2004	proforma

Staff Costs	157.2	154.5	161.7	4.7
Other Admin Costs	129.8	126.0	136.3	8.1
Depreciation and Amortization	69.2	68.4	65.7	–3.9

Operating Costs	356.2	348.9	363.7	4.3

*	Proforma excluding Credibom contribution

During the period, the Group's factoring and leasing units were merged into a single company – Besleasing & Factoring, S.A.. A central purchasing unit for the whole Group is now in place, which is expected to positively impact the negotiation of external supply contracts for the whole Group.

The containment in investments' policy is allowing for a reduction of depreciation, which will compensate the costs related to the adoption of IFRS and Basel II Project.

3.5 Provisioning

Under the current macroeconomic environment, it is advisable to stick to a prudent policy in terms of credit risks, translated into a considerable reinforcement of provisions. Net credit provisions for the period were thus reinforced by euro 131.8 million, or 11.3% vis-à-vis the first half of 2003.

Moreover, the Fund for General Banking risks was reinforced to euro 151 million, from euro 126 million in 2003 (year-end).

3.6    Extraordinary Results and Other

Extraordinary and other results include the amortization of the deferred costs related to pensions (actuarial deviations outside the corridor, early retirements and accrued responsibilities due to changes in actuarial assumptions), according to Notice 12/2001 of Bank of Portugal. According to the referred Notice, the balance of deferred costs is deducted to Tier I for solvency ratios calculation purposes.

In June BES sold the remaining 15% stake in Credibom to Banque Sofinco, generating an extraordinary gain of euro 24.8 million. Simultaneously, the Fund for General Banking Risks was reinforced in the same amount.

4.   ACTIVITY HIGHLIGHTS

The activity during the first six months of the year was marked by the strong performance of customer funds, which rose by 10.1%, while on-balance sheet customer loans grew by 6%.

MAIN BUSINESS VARIABLES
				euro million

		June
				% Change
		2003	2004

	Total Assets (1)	54,120	60,945	12.6

	Net Assets	40,752	44,082	8.2
	Loans to Customers (incl. securitized credi?????????	27,450	29,819	8.6
	– Mortgage	9,924	10,737	8.2
	– Other Loans to Individuals	1,503	1,505	0.1
	– Corporate	16,023	17,577	9.7

	Loans to Individuals / Loans to Customers (%??????????	39.4	37.2	–2.2	p.p.
	Customer Funds
+	Deposits	18,101	19,581	8.2

+	Debt Securities placed with Clients	5,342	6,719	25.8
=	On-Balance Sheet Customer Funds	23,443	26,300	12.2
+	Off-Balance Sheet Funds	11,936	12,637	5.9
=	Total Customer Funds	35,379	38,937	10.1

	Transformation Ratio (%) (2)	108	102	–6	p.p.

(1)	Net Assets + Asset Management + Other Off-Balance Sheet Funds + Securitized Loans
(2)	Considering on-balance sheet credit

The commercial strategy was based on innovation in product launching and deeper segmentation. As far as segmentation is concerned, BES 360° campaign was particularly relevant, as it was based on a differentiated offer specifically designed for affluent customers, and has been a strong driver of the Group's penetration in this segment.

In terms of asset management activity, the component of mutual funds in Portugal posted a growth of 15%, which translated into an increase in terms of production for BES Group of euro 348 million, higher in absolute terms than the market (euro 335 million). Based on these results, ESAF reinforced its global market share to around 17% (14% in investment funds). In Spain, the activity was reinforced through the acquisition of the asset management companies of Banco Simeón and the commercial agreement for the exclusive distribution of BES Group asset management products through Banco Simeón branch network.

9

As per the main credit components, mortgage loans rose by 8.2%; other loans to individuals, still requiring strict selectivity criteria, remained flat; and corporate credit grew by 9.7%.

						euro million

	June 03		June 04		Change (%)

	Excluding	Including	Excluding	Including	Excluding	Including
	securitization	securitization	securitization	securitization	securitization	securitization

Loans to Customers	26,018	27,450	27,587	29,819	6.0	8.6
Mortgage	8,961	9,924	8,923	10,737	–0.4	8.2
Other Loans to In????????	1,294	1,503	1,346	1,505	4.0	0.1
Corporate	15,763	16,023	17,318	17,577	9.9	9.7

The strong increase in customer funds coupled with moderate growth of customer loans led to a reduction in the transformation ratio, which dropped to 102%, from 108% in June 2003.

During the first half of 2004, BES Investimento (BESI) concluded some important operations across all the main investment banking areas:

•	In Equity Capital Markets, BESI organized and led the initial public offering of Media Capital shares and Sacyr Valhermoso's public offering for acquisition of Somague shares;

•	In M&A (i) advisory to Semapa in the structuring, execution and financing of the acquisition of the stake in Portucel within the scope of its 2nd reprivatisation phase; and (ii) financial advisory to the Portuguese State in the sale by EDM of its stake in Somincor;

•	In Project finance, (i) financial advisory to the consortia led by Mota-Engil competing in the tenders for the construction of the Greater Lisbon and Douro Litoral motorways, entailing investments of respectively euro 350 million and euro 1,000 million; (ii) financial advisory to the consortium formed by Corsan-Corviam, Comsa, Azvi, Sando Construcciones and BES in the structuring of the project finance operation for the concession of the Madrid-Toledo motorway, an overall investment of euro 650 million; and (iii) co-leadership of the project finance for the new Arsenal stadium, in the amount of GBP 220 million;

•	In Brokerage, BESI continued to consolidate its position in the markets where it operates as local broker: Portugal, Spain and Brazil. In Portugal, the investment bank maintained its leadership position, with an accumulated market share in the first half of the year of 17%. In Spain, the process of relaunching activities was concluded, placing BESI (now operating under the Espírito Santo Investment brand) in the "Top 10" ranking of brokerage in Spain, with an accumulated market share of 3%. In Brazil BESI is also gaining ground, although its relative position is still relatively modest.

A qualitative note to the fact that, in its annual distribution of Awards for Excellence in the Portuguese financial market, the Euromoney magazine appointed BESI as the "Best M&A House" and "Best Equity House" in Portugal in 2004, the first time two such awards were attributed in the same year to a domestic financial institution.

5. ASSET QUALITY AND SOLVENCY

Overdue loans ratio posted a positive, though moderate, evolution, backed by the assessment and credit recovery mechanisms and the first signs of economic recovery. In fact, the ratio of overdue loans over 90 days decreased 9 basis points.

ASSET QUALITY

				change
		June 03	June 04
				absolute relative (%)

Loand to Customers (gross)	(eur mn)	26,018	27,587	1,569	6.0
Overdue Loans	(eur mn)	572.5	582.9	10	1.8
Overdue Loans > 90 days	(eur mn)	500.8	505.3	5	0.9
Overdue and Doubtful Loans (BoP)(a)	(eur mn)	—	586.4	—	—
Provisions for Credit	(eur mn)	750.1	788.7	39	5.1

Overdue Loans / Gross Customer Loans	%	2.20	2.11		–0.09	p.p.
Overdue Loans > 90 days / Gross Customer Loans	%	1.92	1.83		–0.09	p.p.
Overdue and Doubtful Loans (a) / Gross Customer Loans	%	—	2.13		—
Coverage of Overdue Loans	%	131.0	135.3		4.3	p.p.
Coverage of Overdue Loans > 90 days	%	149.8	156.1		6.3	p.p.
Coverage of Overdue and Doubtful Loans	%	—	134.5		—

(a) According to BoP Circular Letter no. 99/03/2003

The prior risk coverage policy was maintained, with provisions increasing above the deterioration in overdue credit: overdue loans rose by euro 10 million, which compares with an increase of euro 39 million in credit provisions. As a result, the coverage ratio improved significantly: coverage of overdue loans reached 135.3% (131.0% in June 2003), while coverage of overdue loans over 90 days increased to 156.1% (149.8% in June 2003).

On the other hand, the solvency ratio remains at comfortable levels: 11.03% according to Bank of Portugal rules (vs. 10.85% in June 2003) and 13.10% according to the BIS criteria (June 2003: 12.97%).

		%

Indicadores	June 03	June 04*

Solvency Ratio (Bank of Portugal)
– TIER 1	6.23	6.99
– Total	10.85	11.03
Solvency ratio (BIS)
– TIER 1	7.31	8.16
– Total	12.97	13.10

(*) estimate

At the end of March, BES Group issued preferred shares amounting to euro 150 million, leading to an increase of the same amount in Tier I.

The medium and long-term debt rating is Al, as assigned by Moody's, and A+ by FitchRatings; Standard and Poor's has upgraded the outlook on its A– rating from negative to stable.

6.   PRODUCTIVITY

Regarding productivity and efficiency, noticeable results have been achieved through cost containment policies, which led to further improvements in the cost to income exmarkets to 57.9%, a reduction of 3.4 p.p..

The remaining productivity indicators also continued to improve, particularly the "Operating Costs / Average Net Assets" and "Total Assets per Employee" ratios.

PRODUCTIVITY AND EFFICIENCY

	June 03*	June 04	Change

Cost to Income	51.8%	50.2%	–1.6	p.p.
Cost to Income (ex-markets)	61.3%	57.9%	–3.4	p.p.
Operating Costs / Average Net Assets	1.76%	1.69%	–0.07	p.p.
Total Assets** per Employee (eur ’000)	7,402	8,317	12.4

*	Proforma excluding Credibom contribution
**	Net Assets + Asset Management + Other Off-Balance Sheet Funds + Securitized Loans

7.   PROFITABILITY

Return on equity (ROE), based on the annualized first half result, and Return on Assets are stable at year-end 2003 figures.

		(%)

	2003	June 04*

Return on Equity (ROE)	13.4	13.4
Return on Assets (ROA)	0.61	0.61

* Annualized

8.   ELECTRONIC BANKING

During the first half of the year Banco Espírito Santo stepped up its bet on Direct Channels, launching new means of accessing the Bank via cell-phone: BESnet 3G and BESnet SMS.

In May, less than one month after the commercial launch of the UMTS service in Portugal, the Bank pioneered the introduction of specific services for the 3rd generation of mobile phones. These included the BESnet 3G – which permits to make consultations and operations in the TMN i9 3G portal – and a pilot videocall solution for the commercial monitoring of BES 360° customers.

In June the new BESnet SMS service was launched on a pilot basis, its commercial introduction having occurred in July. This channel permits to make consultations and operations by SMS. This new service is part of an approach that complements the Internet and combines the convenience of the mobile phone – something most customers usually carry with them – with a language that is becoming increasingly universal – SMS messaging.

The number of users of Internet Banking – BESnet – reached 686,000 in June. The number of logins and transactions continued to grow at a sustained pace, respectively 19% and 18%. The ratio of low value transactions performed off-branch reached 37.7%, against 27.0% in the first half of 2003.

The Internet banking service for corporate customers – BESnet Negócios – continued to display a strong growth. The number of companies using this service reached close to 35,000, a year-on-year increase of 13%. Logins were up by 19% and transactions by 81% – these figures show the intense use made by subscriber companies, certainly encouraged by the fast pace at which new functionalities are added to this channel.

The Pmelink.pt, the online business center for companies promoted by BES, CGD and PT, already has more 14,500 corporate clients and more than 45,000 subscribers. Turnover was up by 40% year-on-year, underpinned by a 30.6% rise in the number of purchases. The gross margin rose by 21.1%.

Banco BEST, a joint project of BES and PT, continued to capitalize on a differentiated value proposal aimed at the affluent customer segment, having already surpassed 28,000 customers. Assets under management posted an increase of 48% year-on-year, totaling euro 390 million.

BANCO ESPIRITO SANTO
CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2004
(Unaudited)

	Jun 2003	Jun 2004
	(10[3] EUR)	(10[3] EUR)

NET ASSETS
Cash and deposits at Central Banks	688,367	692,504
Loans and advances to credit institutions repayable on demand	644,563	443,858
Other loans and advances to credit Institutions	5,792,238	5,326,516
(Provisions)	(12,934)	(48,650)
Loans and advances to customers	26,017,945	27,587,407
(Provisions)	(374,466)	(441,278)
Bonds and other fixed income securities	3,873,243	5,433,013
(Provisions)	(67,829)	(41,936)
a) Issued by Government and Public entities	854,481	1,737,415
(Provisions)	(4,662)	(1,487)
b) Issued by other entities	3,001,418	3,685,462
(Provisions)	(63,167)	(40,449)
c) Own securities	17,344	10,136
Shares and other variable income securities	514,764	683,543
(Provisions)	(99,622)	(81,850)
Investments In associated companies	59,964	45,748
(Provisions)	(2,384)
Other Investments	973,067	935,288
(Provisions)	(47,477)	(19,668)
Intangible assets	549,414	615,273
(Amortization)	(376,393)	(459,963)
Tangible assets	881,386	890,766
(Depreciation)	(528,657)	(552,069)
Treasury stock		5
Other debtors	534,904	523,154
(Depreciations)	(20,102)	(26,095)
Prepayments and accrued Income	1,751,824	2,576,114

TOTAL NET ASSETS	40,751,815	44,081,680

LIABILITIES AND SHAREHOLDERS' EQUITY
Amounts owed to credit institutions	6,840,868	6,659,043
a) Repayable on demand	383,092	227,991
b) With agreed maturity date	6,457,776	6,431,052
Amounts owed to customers	18,100,886	19,580,592
a) Savings accounts	2,161,585	2,093,986
b) Repayable on demand	6,907,000	7,312,353
c) With agreed maturity date	9,032,301	10,174,253
Debt securities	10,281,974	11,701,640
a) Outstanding Bonds	8,946,750	10,054,820
b) Other securities	1,335,224	1,646,820
Other liabilities	295,225	321,909
Accruals and deferred Income	567,268	820,937
Provisions for liabilities and charges	419,914	409,293
a) Pension plan and equivalent charges		4,667
b) Other provisions	419,914	404,626
Provisions for general banking risks	100,551	150,924
Subordinated debt	1,680,723	1,534,346
Share capital	1,500,000	1,500,000
Share premium	300,000	300,000
Reserves	61,407	199,495
Revaluation reserves
Retained earnings
Minority interests	487,689	771,736
Consolidated net income for the period	115,310	131,765

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	40,751,815	44,081,680

BANCO ESPIRITO SANTO
CONSOLIDATED INCOME STATEMENT AS AT JUNE 30, 2004
(Unaudited)

	Jun 03	Jun 04
	(10[3] EUR)	(10[3] EUR)

CREDIT
Interest income	1,096,426	1,060,697
Income from securities	15,123	13,325
Commissions	183,912	224,578
Profits arising from trading activity	1,307,962	1,197,403
Write-back of provisions	128,619	70,280
Income arising from the equity method of consolidation	4,364	1,934
Other operating income	54,822	74,164
Extraordinary gains	80,198	42,258
Minority interests	1,657	47

TOTAL CREDIT	2,873,083	2,684,686

DEBIT
Interest expense	720,026	708,554
Commissions	23,039	22,814
Losses arising from trading activities	1,218,558	1,113,876
General administrative costs	286,993	298,027
a) Staff costs	157,164	161,722
b) Other administrative costs	129,829	136,305
Depreciation	69,191	65,711
Other operating expenses	2,844	5,034
Provisions for loan losses and other risks	342,132	248,142
Provisions for investments	1,814	1,694
Extraordinary losses	34,240	39,798
Income taxes	33,284	24,545
Other taxes	5,395	3,214
Losses arising from the equity method of consolidation	1,892
Minority interests	18,365	21,512
Consolidated net income for the period	115,310	131,765

TOTAL DEBIT	2,873,083	2,684,686

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements which include targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations and any statement preceded by, followed by or that includes the words "believes", "expects". "aims", "intends", "may" or similar expressions or negatives thereof are or may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, regulations, and case law. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates. [Certain of the factors that could affect actual results and developments are described in Banco Espírito Santo's Annual Report and Form 20-F under the heading "Risk Factors".]
Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.